UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

Hayes Lemmerz International, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

420781 30 4

(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue
Los Angeles, CA 90071
(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 420781 30 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AP Wheels, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,461,193 shares of Common Stock

	8.	Shared Voting Power

	9.	Sole Dispositive Power 3,461,193 shares of Common Stock

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,461,193 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,461,193 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,461,193 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,461,193 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,461,193 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,461,193 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,461,193 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Netherlands Partners V (A), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,461,193 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,461,193 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,461,193 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Netherlands Partners V (B), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,461,193 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,461,193 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,461,193 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo German Partners V GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,461,193 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,461,193 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,461,193 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,461,193 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,461,193 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,461,193 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,461,193 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,461,193 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,461,193 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 2 supplements and amends the Schedule 13D jointly filed on June 19, 2003, as amended and supplemented by Amendment No. 1 thereto filed on February 11, 2004, by (i) AP Wheels, LLC, a Delaware limited liability company (“AP Wheels”), (ii) Apollo Investment Fund V, L.P., a Delaware limited partnership (“Investment V”), (iii) Apollo Overseas Partners V, L.P., a limited partnership registered in the Cayman Islands (“Overseas V”), (iv) Apollo Netherlands Partners V (A), L.P., a limited partnership registered in the Cayman Islands (“Netherlands A”), (v) Apollo Netherlands Partners V (B), L.P., a limited partnership registered in the Cayman Islands (“Netherlands B”), (vi) Apollo German Partners V GmbH & Co. KG, a limited partnership registered in Germany (“German V,” and collectively with Investment V, Overseas V, Netherlands A and Netherlands B, the “Funds”), (vii) Apollo Management V, L.P., a Delaware limited partnership (“Management”) and (viii) Apollo Advisors V, L.P., a Delaware limited partnership (“Advisors,” and collectively with AP Wheels, the Funds, and Management, the “Reporting Persons”) relating to the shares of common stock, par value $.01 (the “Common Stock”), of Hayes Lemmerz International, Inc. (“HLI” or the “Issuer”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D filed on June 19, 2003 or Amendment No. 1 thereto filed on February 11, 2004, as applicable.

Responses to each item of this Amendment No. 2 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.
Item 1.	Security and Issuer
Item 2.	Identity and Background
Item 3.	Source and Amount of Funds or Other Consideration
Item 4.	Purpose of Transaction
Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

AP Wheels is the beneficial owner of an aggregate of 3,461,193 shares of Common Stock including 3,346,983 shares of Common Stock held of record by AP Wheels, 30,492 shares of Common Stock issuable upon exercise of the Series A Warrants held of record by AP Wheels and 83,718 shares of Common Stock issuable in exchange for the 17,823 shares of Series A Preferred Stock held of record by AP Wheels.  The 3,461,193 shares of Common Stock beneficially owned by AP Wheels represents approximately 9.1% of the outstanding Common Stock of the Issuer.

The shares of Common Stock shown as beneficially owned by each of the Funds include the shares of Common Stock shown as beneficially owned by AP Wheels who may be viewed to be controlled by the Funds as a group.  The shares of Common Stock shown as beneficially owned by Management and Advisors include the shares of Common Stock shown as beneficially owned by each of the Funds and AP Wheels.  AIFVM may also be deemed to beneficially own the shares of common stock shown as beneficially owned by AP Wheels, each of the Funds and Management.  Capital Management V may also be deemed to beneficially own the shares of common stock shown as beneficially owned by AP Wheels, each of the Funds and Advisors.  The Funds, Management, Advisors, AIFVM and Capital Management V disclaim beneficial ownership of the shares of the Issuer’s Common Stock held by AP Wheels in excess of their pecuniary interests, if any, and the filing of this Amendment No. 2 to Schedule 13D and any amendment thereto shall not be construed as an admission that any such person is the beneficial owner of, or has any pecuniary interest in, any such securities.

(a)   See the information contained on the cover pages to this Amendment No. 2 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by the each Reporting Person is based on a total of 37,739,114 outstanding shares of Common Stock, as reported by the Issuer pursuant to the Issuer’s Report on Form 10-Q for the period ending April 30, 2004, as filed on June 9, 2004.

(b) See the information contained on the cover pages to this Amendment No. 2 to Schedule 13D which is incorporated herein by reference.
(c) None.
(d) None.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented as follows:

AP Wheels and the Issuer have entered into a Registration Rights Agreement (the “Agreement”) dated as of July 1, 2004.  Pursuant to the terms of the Agreement, AP Wheels was granted two demand registration rights to register shares of the Common Stock beneficially owned by AP Wheels for resale under the Securities Act of 1933, as amended, as well as the right to include certain shares of the Common Stock on registration statements (other than on Forms S-4 or S-8) otherwise filed by the Issuer.  Under the terms of the Agreement, AP Wheels agreed, provided the director nominated by AP Wheels is still serving on the Issuer’s Board of Directors, not to effect a public sale or distribution of the Issuer’s securities during certain periods before and after the Issuer files a registration statement with respect to an underwritten offering of the Issuer’s securities.  AP Wheels also agreed to enter into customary lock-up agreements with the underwriters participating in an underwritten offering of the Issuer’s securities at the underwriter’s request, provided that AP Wheels holds 5% or more of the outstanding Common Stock of the Issuer and that the director nominated by AP Wheels is still serving on the Issuer’s Board of Directors.  In addition, AP Wheels agreed that it would use its best efforts to cause the director nominated by AP Wheels to resign from the Issuer’s Board of Directors once AP Wheels beneficially owns less than 1,000,000 shares of Common Stock.  The Agreement terminates once AP Wheels beneficially owns less than 1,000,000 shares of Common Stock.  See the Agreement, which is filed as Exhibit 1 to this Amendment No. 2 to Schedule 13D and is incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1: Registration Rights Agreement dated as of July 1, 2004, by and between the Issuer and AP Wheels.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 5, 2004	AP WHEELS, LLC

		BY:	APOLLO MANAGEMENT V, L.P.
as Manager

			By:	AIF V MANAGEMENT, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	July 5, 2004	APOLLO INVESTMENT FUND V, L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	July 5, 2004	APOLLO OVERSEAS PARTNERS V, L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	July 5, 2004	APOLLO NETHERLANDS PARTNERS V (A), L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	July 5, 2004	APOLLO NETHERLANDS PARTNERS V (B), L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	July 5, 2004	APOLLO GERMAN PARTNERS V GmbH KG & CO.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	July 5, 2004	APOLLO MANAGEMENT V, L.P.

		By:	AIF V MANAGEMENT, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	July 5, 2004	APOLLO ADVISORS V, L.P.

		By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President